UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Luther Burbank Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

550550 107

(CUSIP Number)

John Francis Hamann

P.O. Box NN

Santa Rosa, CA 95402

707-547-1616

Barry A. Beal, Jr.

104 S. Pecos,

Midland, TX 79701

432 -682-3753

Copy to:

Teresa V. Pahl

Hanson Bridgett LLP

425 Market Street, 26th Floor

San Francisco, CA 94105

415-995-5079

Chris J. Lent

Woods Fuller P.C.

300 S. Phillips Ave.

Sioux Falls, SD 57104

605-336-3890

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550550 107

1.	Names of Reporting Persons. Madelyne Victoria Trione Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares	7.	Sole Voting Power 10,500,000
Beneficially Owned by	8.	Shared Voting Power 14,280,000 (i)
Each Reporting	9.	Sole Dispositive Power 10,500,000
Person With	10.	Shared Dispositive Power 14,280,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000* (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.44%* (ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

*Reflects a correction to the number of shares and percentages reported in the Schedule 13D/A filed on February 14, 2022.

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.

(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. Victor Henry David Trione Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization South Dakota
Number of Shares	7.	Sole Voting Power 10,500,000
Beneficially Owned by	8.	Shared Voting Power 10,500,000 (i)
Each Reporting	9.	Sole Dispositive Power 10,500,000
Person With	10.	Shared Dispositive Power 10,500,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 47.44% (ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

*Reflects a correction to the number of shares and percentages reported in the Schedule 13D/A filed on February 14, 2022.

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.

(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. The Denise Catherine Trione 1997 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares	7.	Sole Voting Power 1,260,000
Beneficially Owned by	8.	Shared Voting Power 14,280,000*(i)
Each Reporting	9.	Sole Dispositive Power 1,260,000
Person With	10.	Shared Dispositive Power 14,280,000*(i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000*(i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 47.44%*(ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

*Reflects a correction to the number of shares reported in the Schedule 13D/A filed on February 14, 2022.

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.

(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. The Sally Patricia Trione 1997 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares	7.	Sole Voting Power 1,260,000
Beneficially Owned by	8.	Shared Voting Power 14,280,000*(i)
Each Reporting	9.	Sole Dispositive Power 1,260,000
Person With	10.	Shared Dispositive Power 14,280,000*(i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000(i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 47.44%*(ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

*Reflects a correction to the number of shares and percentages reported in the Schedule 13D/A filed on February 14, 2022.

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.

(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. The Henry Mark Trione 1997 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares	7.	Sole Voting Power 1,260,000
Beneficially Owned by	8.	Shared Voting Power 14,280,000*(i)
Each Reporting	9.	Sole Dispositive Power 1,260,000
Person With	10.	Shared Dispositive Power 14,280,000*(i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000*(i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 47.44% *(ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

*Reflects a correction to the number of shares and percentages reported in the Schedule 13D/A filed on February 14, 2022.

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.

(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. John Francis Hamann, not individually but solely as a trustee of the Trusts.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by	8.	Shared Voting Power 14,280,000*(i)
Each Reporting	9.	Sole Dispositive Power 0
Person With	10.	Shared Dispositive Power 14,280,000*(i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000* (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 47.44%* (ii)
14.	Type of Reporting Persons (See Instructions) IN

*Reflects a correction to the number of shares and percentages reported in the Schedule 13D/A filed on February 14, 2022.

(i)

The Reporting Person is the co-trustee of each of the Madelyne Victoria Trione Trust, The Denise Catherine Trione 1997 Irrevocable Trust, The Sally Patricia Trione 1997 Irrevocable Trust, and The Henry Mark Trione 1997 Irrevocable Trust (collectively, the “Trusts”), which directly hold shares of Common Stock of the Issuer. The Reporting Person disclaims beneficial ownership of such shares as described under Item 5.

(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. Theodore A. Hellman, not individually but solely as a trustee of the Trusts.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by	8.	Shared Voting Power 14,280,000*(i)
Each Reporting	9.	Sole Dispositive Power 0
Person With	10.	Shared Dispositive Power 14,280,000*(i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000*(i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 47.44%*(ii)
14.	Type of Reporting Persons (See Instructions) IN

*Reflects a correction to the number of shares and percentages reported in the Schedule 13D/A filed on February 14, 2022.

(i)

The Reporting Person is the co-trustee of each of the Trusts, which directly hold shares of common stock of the Issuer. The Reporting Person disclaims beneficial ownership of such shares as described under Item 5.

(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. Barry J. Beal, Jr., not individually but solely as agent of the Victor Henry David Trione Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by	8.	Shared Voting Power 10,500,000(i)
Each Reporting	9.	Sole Dispositive Power 0
Person With	10.	Shared Dispositive Power 10,500,000(i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000* (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 47.44%*(ii)
14.	Type of Reporting Persons (See Instructions) IN
*Reflects a correction the number of shares and percentages reported in the Schedule 13D/A filed on February 14, 2022.

(i)	The Reporting Person disclaims beneficial ownership of such shares as described under Item 5.
(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D/A (this “Amendment No. 2”) relates to the shares of common stock, no par value per share (the “Shares”), of Luther Burbank Corporation, a California corporation (the “Issuer”) and amends that certain Amendment No. 1 to Schedule 13 jointly filed on February 14, 2022 and that certain Schedule 13D jointly filed on December 7, 2017 (the “Original 13D”). This Amendment No. 2 reflects, among other things, corrections to the number of shares owned by the reporting persons and corresponding percentages. Only those items that are hereby reported are amended; all other items reported in Amendment No. 1 and Original13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original13D and Amendment No. 1.

Item 5. Interest in Securities of the Issuer

The following disclosure assumes that there are 52,229,138 shares of Common Stock outstanding as of February 17, 2022, as in the annual report filed with the Securities and Exchange Commission on March 11, 2021 (the “Annual Report”).

The Madelyne Victoria Trione Trust directly holds 10,500,000 Shares, which represent approximately 20.10% of the outstanding Shares of the Issuer; the Victor Henry David Trione Trust directly holds 10,500,000 shares, which represent approximately 20.10% of the outstanding Shares of the Issuer; The Denise Catherine Trione 1997 Irrevocable Trust directly holds 1,260,000 Shares, which represent approximately 2.4% of the outstanding Shares of the Issuer; The Sally Patricia Trione 1997 Irrevocable Trust directly holds 1,260,000 Shares, which represent approximately 2.4% of the outstanding Shares of the Issuer; and The Henry Mark Trione 1997 Irrevocable Trust directly holds 1,260,000 Shares, which represent approximately 2.4% of the outstanding Shares of the Issuer. Each of the aforementioned Trusts has the right to receive the dividends from, or the proceeds of, any sale of the Shares held in such Trust for the benefit of such Trust’s beneficiaries.

Mr. Hamann and Mr. Hellman are co-Trustees of each of the Trusts, except the Victor Henry David Trione Trust, with shared voting and dispositive power over all of the Shares, except the Shares held by the Victor Henry David Trione Trust. As such, each of the Trusts, except the Victor Henry David Trione Trust, may, pursuant to Rule 13d-3 of the Act, be considered to each beneficially own an aggregate amount of 14,280,000 Shares, which represent approximately 27.34% of the outstanding Shares of the Issuer. Each Trust disclaims beneficial ownership in the Shares held by the other Reporting Persons over which it does not have any voting and dispositive power.

Each Trustee expressly disclaims beneficial ownership of the Shares and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either of the Trustees is the beneficial owner of the Shares.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2022

MADELYNE VICTORIA TRIONE TRUST

By:	/s/ John Francis Hamann, Co-Trustee
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman, Co-Trustee
Theodore A. Hellman, Co-Trustee

THE DENISE CATHERINE TRIONE 1997 IRREVOCABLE TRUST

By:	/s/ John Francis Hamann, Co-Trustee
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman, Co-Trustee
Theodore A. Hellman, Co-Trustee

THE SALLY PATRICIA TRIONE 1997 IRREVOCABLE TRUST

By:	/s/ John Francis Hamann, Co-Trustee
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman, Co-Trustee
Theodore A. Hellman, Co-Trustee

THE HENRY MARK TRIONE 1997 IRREVOCABLE TRUST

By:	/s/ John Francis Hamann, Co-Trustee
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman, Co-Trustee
Theodore A. Hellman, Co-Trustee

VICTOR HENRY DAVID TRIONE TRUST

By: Its:	VHT Management LLC Investment Advisor /s/ Barry A. Beal, Jr., Manager
Barry A. Beal, Jr., Manager

/s/ JOHN FRANCIS HAMANN
JOHN FRANCIS HAMANN

/s/ THEODORE A. HELLMAN
THEODORE A. HELLMAN

/s/ BARRY A. BEAL, JR.
BARRY A. BEAL, JR.